March 31, 2009

Ms. Cecilia Blye

Chief Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             AAR CORP.

Form 10-K for the Fiscal Year Ended May 31, 2008

Filed July 11, 2008

Response Letter submitted February 24, 2009

File No. 1-06263

Dear Ms. Blye:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 18, 2009 (the “Second Comment Letter”) with respect to the response letter submitted to the Commission on February 24, 2009 by the Company (the “Response Letter”).  The Company’s Response Letter addressed comments made by the Staff in its first comment letter dated February 12, 2009 (the “First Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended May 31, 2008 (File No. 1-06263) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Second Comment Letter and each of the Company’s corresponding responses.

1.               Comment: We note your response to comment [2] of our February 12, 2009 letter stating that you sell parts and components to Abu Dhabi Aircraft Technologies for its maintenance operations.  We note also that information available on the internet indicates Abu Dhabi Aircraft Technologies provides maintenance services at Abu Dhabi International Airport and that Sudan Airways services this airport.  Finally, we note a May 1995 news article stating that the airport may be a regional hub for gulf destinations including Iran.  Please tell us whether, to your knowledge, understanding or belief, the parts and components you supply to Abu Dhabi Aircraft Technologies are used to service Sudanese, Iranian or Syrian planes.

We also note that some aviation navigation equipment and systems, navigation direction finding equipment, airborne communication equipment and aircraft inertial navigation systems, parts and components are included in the Department of Commerce’s Commerce Control List, for reasons including missile technology, anti-terrorism and national security concerns.  Please tell us whether any of the parts or components you supply to Abu Dhabi Aircraft Technologies relate to navigation equipment or systems or airborne communication equipment.  Tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided to Abu Dhabi Aircraft Technologies have military uses, and describe possible military uses of which you are aware.  Similarly, please provide us with the same information for the services and components your Amsterdam component repair facility performed for Mid Airlines.

Response:

(a) Based on our knowledge, understanding and belief following inquiries of appropriate employees of the Company and its subsidiaries and the completion of other due diligence, none of the parts and components we supplied to Abu Dhabi Aircraft Technologies (“ADAT”) since June 1, 2003 were used to service Sudanese, Iranian or Syrian planes.  As noted in our Response Letter, we sold an aggregate of approximately $2.6 million of parts and components to ADAT during this five and one-half year period as follows: (i) sales in the fiscal year ended May 31, 2004 (“Fiscal 2004”) — $1.4 million, (ii) sales in Fiscal 2005 — $334,000, (iii) sales in Fiscal 2006 — $498,000, (iv) sales in Fiscal 2007 — $289,000, (v) sales in Fiscal 2008 — $46,000, and (vi) sales in Fiscal 2009 — $32,000.  Since the date of our Response Letter, it has come to our attention that we also sold a jet engine to ADAT in Fiscal 2008 for approximately $6.7 million; again, here, however, we do not believe, based on our due diligence, that this engine was used on a Sudanese, Iranian or Syrian aircraft.

(b) We have determined that only about $2,300 of the approximately $9.3 million of sales of parts and components (including the engine sold in Fiscal 2008) to ADAT in Fiscal 2004 through Fiscal 2009, related to navigation equipment or systems or airborne communication equipment.  This equipment included controller automatic direction finders, receiver marker beacons, a receiver transmitter adapter and an oil temperature indicator.

(c)  As a threshold matter, the line between commercial use and military use is not always clearly distinguishable in the context of products that may have uses or  applications on both commercial and military aircraft.  Nonetheless, focusing on products that are by their nature uniquely suited to military applications (as opposed to commercial aircraft products that end users may convert to military use for their own purposes), we believe, based on our due diligence, that within the aggregate amount of total parts, components and the engine sold to ADAT, the following may have uniquely military uses:

•                  Our Cargo Handling Systems division within our Structures and Systems segment sold a C-130-30 stretch cargo handling system and related spare parts to ADAT in transactions totaling approximately $388,000, where the designated ultimate customer was the country of United Arab Emirates.  A cargo handling system and related spare parts are used in commercial and military cargo airplanes and facilitate the physical flow of cargo pallets once loaded on a cargo aircraft.  A cargo handling system is not related to navigation equipment or systems or airborne communication equipment.

(d) With regard to the services and components  that our Amsterdam component repair facility performed for Mid Airlines as described in our Response Letter, we believe, based on our due diligence, that (i) none of these services or components were used to service Sudanese, Iranian or Syrian planes, (ii) none of these services or components related to navigation equipment or systems or airborne communications equipment, and (iii) none of these services or components has a uniquely military application.

2.               Comment: We note that you may expand your relationship with Abu Dhabi Aircraft Technologies to include an F-16 depot-level supply chain management support agreement.  Please tell us which countries or militaries would be serviced in connection with this agreement.

Response: In connection with the possible F-16 depot-level supply chain management support agreement under discussion between the Company and ADAT, the only country or military that would be serviced is the United Arab Emirates Air Force.

3.               Comment:  Please discuss the materiality of any contacts with Sudan, Iran or Syria described in response to the foregoing comments, and those described in the first bullet of your response to comment 1 of our February 12, 2009 letter and the last two paragraphs of your response to comment 3 of our February 12, 2009 letter.  In your response, tell us whether those contacts constitute a material investment risk for your security holders.  You should address materiality both in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Iran or Syria.

Response: Taking into consideration the responses set forth above to the foregoing comments, and the responses described in the first bullet point of our response to comment no. 1 of the Staff’s First Comment Letter and the last two paragraphs of our response to comment no. 3 of the Staff’s First Comment Letter, as well as a consideration of the quantitative and qualitative components of materiality under the federal securities laws, we believe the Company’s extremely minimal business contacts with Sudan, Iran and Syria are immaterial and do not warrant disclosure to investors as a material investment risk of the Company.

Our belief is based on the following principal factors:

A.    The total revenue discussed in the first bullet point of our response to comment no. 1 of the Staff’s First Comment Letter regarding services and components provided by the Company’s Amsterdam subsidiary to Mid Airlines, a Sudanese airline, was 28,447 Euros (approximately $37,000).  This dollar amount constituted .003% of the Company’s Fiscal 2007 sales (total Fiscal 2007 sales were $1,061,169,000).

B.  The Company’s sales to ADAT have been immaterial over the last five and one-half fiscal years, as they have represented .2%, .04%, .06%, .03%, .5% (which includes the sale of the engine to ADAT in Fiscal 2008) and .004% of total sales for Fiscal 2004, Fiscal 2005, Fiscal 2006, Fiscal 2007, Fiscal 2008 and Fiscal 2009 (through the seven-month period ended December 31, 2008), respectively.  Further, as indicated, we do not believe that any of the products (including the engine) sold to ADAT were used to service Sudanese, Iranian or Syrian aircraft.

C.  The Company does not hold any assets in Sudan, Iran or Syria and has not incurred any liabilities with any business contacts operating in those countries.

In summary, the only business contact we believe the Company has had with Sudan, Syria or Iran since Fiscal 2004, directly or indirectly, is the item discussed in the first bullet point of our response to comment no.1 of the Staff’s First Comment Letter (the sale of approximately $37,000 of services and components by our Amsterdam subsidiary to Mid Airlines, a Sudanese airline).  Although we are sensitive to investor sentiment toward companies that have operations associated with Sudan, Iran or Syria, we do not believe that a reasonable investor would attach any significance to the fact that over the last five and one-half fiscal years the Company has had a series of minor transactions in Fiscal 2007 involving one airline operating in Sudan from which the Company derived an immaterial amount of revenue.  Absent that series of transactions, the Company has not had any business contacts with Sudan, Iran or Syria at any time over the last five and one-half fiscal years.

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In connection with responding to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2050 or Rick Poulton, the Company’s Chief Financial Officer, at (630) 227-2075.

Very truly yours,

Robert J. Regan

Vice President and General Counsel